UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE TO

(Amendment No. 10)

Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

_____________________________________

STRATASYS LTD.
(Name of Subject Company (Issuer))

NANO DIMENSION LTD.
(Name of Filing Person (Offeror))
_____________________________________

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M85548101
(CUSIP Number of Class of Securities)

Yael Sandler
Chief Financial Officer
Nano Dimension Ltd.
2 Ilan Ramon, Ness Ziona
7403635, Israel
Telephone: +972-73-7509142
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

_____________________________________

With copies to:

Oded Har-Even, Esq.
Howard Berkenblit, Esq.
Angela Gomes, Esq.
Eric Victorson, Esq.
Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Telephone: (212) 660-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and, together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Nano Dimension Ltd., a company organized under the laws of the State of Israel (“Nano”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2023, as subsequently amended and supplemented. The Schedule TO relates to the offer (the “offer”) by Nano to purchase up to 25,266,458 of the outstanding ordinary shares, NIS 0.01 par value per share, of Stratasys Ltd. (“Stratasys” and “Stratasys Shares,” respectively), not already owned by Nano, such that Nano would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, but in any event no less than 5% of the outstanding Stratasys Shares are tendered in the offer, at the price of $20.05 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (the “Original Offer to Purchase”), as further amended and supplemented by the Supplement to Offer to Purchase, dated June 27, 2023 (the “First Supplement to Offer to Purchase” and, together with the Original Offer to Purchase, the “Amended Offer to Purchase”), as further amended and supplemented by the Second Supplement to Offer to Purchase, dated July 10, 2023 and filed herewith as Exhibit (a)(1)(O) (the “Second Supplement to Offer to Purchase” and, together with the Amended Offer to Purchase, as amended and supplemented prior to the date hereof, the “Offer to Purchase”) and in the related Second Amended Letter of Transmittal, dated July 10, 2023, a copy of which is filed herewith as Exhibit (a)(1)(P) (the “Second Amended Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”).

Nano is now increasing the Offer Price from $20.05 to $24.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer Documents.

Except as otherwise set forth in this Amendment No. 10, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference in response to all of the items of the Schedule TO and is amended and supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 10 together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented to reflect the amendment and supplement of the Offer to Purchase and the information in the related Offer Documents as follows:

(1)     All references to the Offer Price in the offer (previously $20.05 per Stratasys Share in the Amended Offer to Purchase) now means a price of $24.00 per Stratasys Share.

(2)     By adding the following paragraph thereto:

“On July 10, 2023, we issued a press release announcing: (i) the increased Offer Price of $24.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest; (ii) Nano’s intention, as a current shareholder of Stratasys, to support a review of strategic alternatives to further enhance Stratasys shareholder value, including through industry consolidation transactions, possibly through a negotiated combination of Stratasys with 3D Systems Corporation (“3D Systems”); and (iii) Nano’s proposed nominees for election to the Stratasys Board at the 2023 Annual General Meeting, which has been scheduled for August 8, 2023.”

(3)     By adding the following disclosure as the last paragraph of Section 1 of the Original Offer to Purchase, entitled “Background of the Offer; Contacts with Stratasys”:

“On July 10, 2023, we issued a press release announcing: (i) the increased Offer Price of $24.00 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest; (ii) Nano’s intention, as a current shareholder of Stratasys, to support a review of strategic alternatives to further enhance Stratasys shareholder value, including through industry consolidation transactions, possibly through a negotiated combination of Stratasys with 3D Systems; and (iii) Nano’s proposed nominees for election to the Stratasys Board at the 2023 Annual General Meeting, which has been scheduled for August 8, 2023.”

(4)     By amending and restating the first paragraph of subsection (c) entitled “Plans for Stratasys” of Section 2 of the Original Offer to Purchase, entitled “Purpose of the Offer; Effects of the Offer; Plans for Stratasys” as follows:

“Nano is conducting a detailed review of Stratasys and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the offer. Nano will continue to evaluate the business and operations of Stratasys during the pendency of the offer. On June 13, 2023, we sent a letter to the Stratasys Board to demand that they call an extraordinary general meeting of Stratasys shareholders to remove a majority of the board of directors and replace them with highly qualified nominees proposed by Nano; in response, Stratasys has included our seven proposed directors on the ballot for its next annual general meeting of Stratasys shareholders to be held on August 8, 2023. As the largest shareholder of Stratasys, Nano intends to support a review of strategic alternatives to further enhance shareholder value, including through industry consolidation. After the consummation of the offer, Nano intends to conduct a comprehensive review of Stratasys’s business, operations, capitalization and management with a view to optimizing development of Stratasys’s potential in conjunction with Stratasys’s existing businesses. Possible changes could include changes in Stratasys’s business, corporate structure, memorandum of association, articles of association, capitalization, management, SEC registration or Nasdaq listing. In addition, Nano intends to explore a negotiated combination of Stratasys with 3D Systems following the successful consummation of the offer. Our plans may change based on further analysis and Nano and, after completion of the offer, the Stratasys Board may change their plans and intentions at any time, as deemed appropriate.”

(5)     By amending and restating the second paragraph of subsection (h) entitled “Objecting to the Offer” of Section 9 of the Original Offer to Purchase, entitled “Procedures for Tendering Shares or Notifying us of Your Objection to the Offer” as follows:

“We will disregard any Notices of Objection received by the Depositary after such deadline. In addition, if you submit a Notice of Objection with respect to Stratasys Shares and thereafter you deliver a Letter of Transmittal by which you tender those Stratasys Shares, we will disregard your Notice of Objection. Similarly, if you submit a Letter of Transmittal by which you tender Stratasys Shares, and thereafter you deliver to us a Notice of Objection with respect to those Stratasys Shares, we will disregard your Letter of Transmittal. If you submit a Letter of Transmittal and a Notice of Objection concurrently with respect to the same Stratasys Shares, we will disregard the Notice of Objection. If you hold such Stratasys Shares through a broker, dealer, commercial bank, trust company or other nominee, you must request such broker, dealer, commercial bank, trust company or other nominee to tender your Stratasys Shares or provide on your behalf a Notice of Objection to the Depositary prior to 5:00 p.m., New York time, on the Expiration Date.”

(6)     By amending and restating the first paragraph of subsection (i) entitled “Withdrawing your Objection” of Section 9 of the Original Offer to Purchase, entitled “Procedures for Tendering Shares or Notifying us of Your Objection to the Offer” as follows:

“You may withdraw a previously submitted Notice of Objection at any time prior to 5:00 p.m., New York time, on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who submitted the Notice of Objection to be withdrawn and the number of Stratasys Shares to which the Notice of Objection to be withdrawn relates. If you hold such Stratasys Shares through a broker, dealer, commercial bank, trust company or other nominee, you must request such broker, dealer, commercial bank, trust company or other nominee to submit on your behalf a notice of withdrawal. Following the withdrawal of a Notice of Objection, a new Notice of Objection may be submitted at any time prior to 5:00 p.m., New York time, on the Expiration Date by following the procedures described above.”

(7)     By amending and restating the first paragraph of subsection (j) entitled “Determination of Validity” of Section 9 of the Original Offer to Purchase, entitled “Procedures for Tendering Shares or Notifying us of Your Objection to the Offer” as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Stratasys Shares and as to the validity, form, eligibility (including time of receipt) of any Notice of Objection will be determined by us, in our sole and absolute discretion. We reserve the absolute right to reject any or all tenders and Notices of Objection that we determine not to be in proper form, including as to which adequate proof of record or beneficial ownership of the Stratasys Shares to which such tender or Notice of Objection relates has not been provided upon our reasonable request or which has not been properly submitted through a broker if you hold Stratasys Shares through a broker, dealer, commercial bank, trust company or other nominee, or, in the case of tenders, the acceptance for payment of which may be unlawful. A tender of Stratasys Shares or submission of a Notice of Objection will not have been made or accepted until all defects and irregularities have been cured or waived. None of us, our affiliates, our assigns, the Depositary, the Information Agent, our legal counsel or any other person will be under any duty to give notification of any defects or irregularities in tenders of Stratasys Shares submissions of Notices of Objection or incur any liability for failure to give any notification.”

(8)     By amending and restating the second bullet point under the section entitled “What if I have already objected to the offer?” of the section entitled “SUMMARY OF THE AMENDED OFFER” of the First Supplement to Offer to Purchase as follows:

“You may withdraw a previously submitted Notice of Objection at any time prior to 5:00 p.m., New York time, on the Expiration Date. Following the withdrawal of a Notice of Objection, a new Notice of Objection may be submitted at any time prior to 5:00 p.m., New York time, on the Expiration Date by following the procedures described in Section 9 of the Original Offer to Purchase. In addition, if you submitted a Notice of Objection with respect to Stratasys Shares and thereafter you deliver a Letter of Transmittal by which you tender those Stratasys Shares or you otherwise tender those Stratasys Shares through your broker or other nominee, we will disregard your Notice of Objection. Similarly, if you submitted a Letter of Transmittal by which you tendered Stratasys Shares or you otherwise tendered those Stratasys Shares through your broker or other nominee, and thereafter you deliver to us a Notice of Objection with respect to those Stratasys Shares, we will disregard your Letter of Transmittal or previous tender. If you submitted a Letter of Transmittal (or you otherwise tendered through your broker or other nominee) and a Notice of Objection concurrently with respect to the same Stratasys Shares, we will disregard the Notice of Objection. If you hold such Stratasys Shares through a broker, dealer, commercial bank, trust company or other nominee, you must request such broker, dealer, commercial bank, trust company or other nominee to submit on your behalf a notice of withdrawal. Following the withdrawal of a Notice of Objection, a new Notice of Objection may be submitted at any time prior to 5:00 p.m., New York time, on the Expiration Date by following the procedures described above.”

(9)     By amending and restating Subsection (a) of the third bullet point under the caption entitled “WHAT ARE THE TAX CONSEQUENCES OF THE OFFER?” beginning on page 1 of the Original Offer to Purchase as follows:

“they acquired their Stratasys Shares after the listing of the Stratasys Shares in the United States on Nasdaq in 2012;”

(10)   By amending and restating Subsection (a) of Subsection (c) entitled “Withholding Tax” of the section entitled “Acceptance for Payment and Payment” in Section 8 of the Original Offer to Purchase as follows:

“they acquired their Stratasys Shares after the listing of the Stratasys Shares in the United States on Nasdaq in 2012;”

(11)   By amending and restating Subsection (ii) of the section entitled “Tax Rates” of Subsection (b) entitled “Material Israeli Tax Consequences” of the section entitled “Material U.S. Federal Income Tax and Israeli Income Tax Consequences” in Section 11 of the Original Offer to Purchase as follows:

“shareholders who acquired their Stratasys Shares prior to the listing of the Stratasys Shares in the United States on Nasdaq in 2012 (that may be subject to a different tax arrangement); and”

(12)   By amending and restating the first sentence of the section entitled “Non-Israeli Residents” of Subsection (b) entitled “Material Israeli Tax Consequences” of the section entitled “Material U.S. Federal Income Tax and Israeli Income Tax Consequences” in Section 11 of the Original Offer to Purchase as follows:

“Non-Israeli residents generally will be exempt from capital gains tax on the sale of their Stratasys Shares, provided that such shareholders did not acquire their Stratasys Shares prior to the listing of the Stratasys Shares in the United States on Nasdaq in 2012 and that the gains are not attributed to a permanent establishment of such shareholders in Israel.”

(13)   By amending and restating Subsection (a) of Subsection (1) of the section entitled “Israeli Withholding Tax” of Subsection (b) entitled “Material Israeli Tax Consequences” of the section entitled “Material U.S. Federal Income Tax and Israeli Income Tax Consequences” in Section 11 of the Original Offer as follows:

“such shareholder acquired its Stratasys Shares after the listing of the Stratasys Shares on Nasdaq in 2012, and”

(14)   By amending and restating Subsection (ii) of the first bullet point under Subsection (3) of the section entitled “Israeli Withholding Tax” of Subsection (b) entitled “Material Israeli Tax Consequences” of the section entitled “Material U.S. Federal Income Tax and Israeli Income Tax Consequences” in Section 11 of the Original Offer to Purchase as follows:

“such shareholder acquired its Stratasys Shares after the listing of the Stratasys Shares on Nasdaq in 2012, and”

(15)   By amending and restating the first sentence of the third bullet point under the caption entitled “WHAT ARE THE TAX CONSEQUENCES OF THE OFFER?” beginning on page 1 of the Original Offer to Purchase as follows:

“We have received approval from the Israel Tax Authority (the “ITA”) with respect to the Israeli withholding tax rates applicable to shareholders as a result of the sale of Stratasys Shares pursuant to the offer.”

(16)   By amending and restating the first grammatical sentence of the section entitled “Israeli Withholding Tax” of Subsection (b) entitled “Material Israeli Tax Consequences” of the section entitled “Material U.S. Federal Income Tax and Israeli Income Tax Consequences” in Section 11 of the Original Offer to Purchase as follows:

“We have received approval from the ITA with respect to the withholding tax rates applicable to shareholders as a result of the sale of Stratasys Shares pursuant to the offer.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

NO.	DESCRIPTION
(a)(1)(O)	Second Supplement to Offer to Purchase, dated July 10, 2023.
(a)(1)(P)	Second Amended Letter of Transmittal.
(a)(1)(Q)	Second Amended Form of Notice of Guaranteed Delivery.
(a)(1)(R)	Second Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(S)	Second Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(T)	Second Amended Notice of Objection.
(a)(5)(Z)	Press Release issued by Nano on July 10, 2023.
(a)(5)(AA)	Special Tender Offer Information Website, launched by Nano, as amended on July 10, 2023.
(a)(5)(BB)	Digital Advertising Campaign, continued by Nano, on July 10, 2023.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

NANO DIMENSION LTD.
By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	Chief Financial Officer

Dated: July 10, 2023

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated May 25, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Notice of Objection.
(a)(1)(G)***	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(1)(H)*	Summary Advertisement as published in the New York Times on May 25, 2023.
(a)(1)(I)*	First Supplement to Offer to Purchase, dated June 27, 2023.
(a)(1)(J)*	First Amended Letter of Transmittal.
(a)(1)(K)*	First Amended Form of Notice of Guaranteed Delivery.
(1)(1)(L)*	First Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(M)*	First Amended Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(N)*	First Amended Notice of Objection.
(a)(1)(O)**	Second Supplement to Offer to Purchase, dated July 10, 2023.
(a)(1)(P)**	Second Amended Letter of Transmittal.
(a)(1)(Q)**	Second Amended Form of Notice of Guaranteed Delivery.
(a)(1)(R)**	Second Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(S)**	Second Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(T)**	Second Amended Notice of Objection.
(a)(5)(A)*	Press Release issued by Nano on May 25, 2023.
(a)(5)(B)*	Investor Presentation by Nano, dated May 25, 2023.
(a)(5)(C)*	Press Release issued by Nano on May 30, 2023.
(a)(5)(D)*	Investor Presentation by Nano, dated May 30, 2023.
(a)(5)(E)*	Transcript of conference call held by Nano on May 30, 2023.
(a)(5)(F)*	Press Release issued by Nano on June 8, 2023.
(a)(5)(G)*	Investor Presentation by Nano, dated June 8, 2023.
(a)(5)(H)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 8, 2023.
(a)(5)(I)*	Special Tender Offer Information Website, launched by Nano, as amended on June 29, 2023.
(a)(5)(J)*	Press Release issued by Nano on June 13, 2023.
(a)(5)(K)*	Form of E-mail sent by Nano to certain Stratasys shareholders on June 13, 2023.
(a)(5)(L)*	Digital Advertising Campaign, launched by Nano, on June 13, 2023.
(a)(5)(M)*	Digital Advertising Campaign, continued by Nano, on June 14, 2023.
(a)(5)(N)*	Press Release issued by Nano on June 15, 2023.
(a)(5)(O)*	Transcript of Video Message to Stratasys Shareholders, issued by Nano, on June 15, 2023.
(a)(5)(P)*	Press Release issued by Nano on June 21, 2023.
(a)(5)(Q)*	Special Tender Offer Information Website, FAQ Page, launched by Nano, as amended on June 21, 2023.
(a)(5)(R)*	Digital Advertising Campaign, continued by Nano, on June 21, 2023.
(a)(5)(S)*	Press Release issued by Nano on June 27, 2023.
(a)(5)(T)*	Special Tender Offer Information Website, launched by Nano, as amended on June 27, 2023.
(a)(5)(U)*	Digital Advertising Campaign, continued by Nano, on June 27, 2023.
(a)(5)(V)*	Press Release issued by Nano, on June 29, 2023 (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the SEC by Nano on June 29, 2023).

NO.	DESCRIPTION
(a)(5)(W)*	Investor Presentation by Nano, dated June 29, 2023 (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the SEC by Nano on June 29, 2023).
(a)(5)(X)*	Transcript of conference call held by Nano on June 29, 2023.
(a)(5)(Y)*	Nano response to analyst report, dated July 5, 2023.
(a)(5)(Z)**	Press Release issued by Nano on July 10, 2023.
(a)(5)(AA)**	Special Tender Offer Information Website, launched by Nano, as amended on July 10, 2023.
(a)(5)(BB)**	Digital Advertising Campaign, continued by Nano, on July 10, 2023.
(b) – (h)	Not applicable.
107*	Filing Fee Table.

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.